Exhibit 99.1

Lake Shore Gold Announces Shareholder Approval of Plan of Arrangement with   Tahoe Resources Inc.
TORONTO, ONTARIO (March 31, 2016) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold" or the "Company") is pleased to announce that it has received overwhelming shareholder approval at the special meeting held today to approve the previously announced business combination with Tahoe Resources Inc. (“Tahoe”) to be completed by way of a plan of arrangement (the “Arrangement”). The Arrangement was approved by approximately 95.1% of the votes cast by Lake Shore Gold shareholders.
Tahoe will also be holding a special meeting of shareholders today at 9:00 a.m. (Vancouver time) to approve the issuance of Tahoe common shares in connection with the Arrangement. Further information concerning the results of voting at Tahoe’s meeting of shareholders will be contained in a press release to be issued by Tahoe later today.
Lake Shore Gold will seek the final order of the Superior Court of Justice of Ontario on April 1, 2016, to implement the Arrangement.  The Arrangement is anticipated to become effective on April 1, 2016, subject to obtaining the final order and satisfaction or waiver of all other closing conditions.
About Lake Shore Gold
Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company's common shares trade on the TSX and NYSE MKT under the symbol LSG.

Forward-looking Statements
Certain statements in this press release relating to the Company, particularly in respect of any statements made regarding the receipt of the final order of the Court and the anticipated effective date of the Arrangement, are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements."
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by the forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements unless required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are available on SEDAR under Lake Shore Gold’s issuer profile at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
(416) 703-6298
Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com